UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

To

B3 – Brasil, Bolsa, Balcão

Listing Oversight and Issuer Supervision

Attn. Mrs. Ana Lucia Pereira

Ref.: Official Letter 1218/2021-SLS of September 8, 2021.

Banco Bradesco S.A. (“Bradesco” or “Bank”) hereby sets forth its clarifications regarding the aforementioned Official Letter (“Official Letter 1218/2021-SLS”), transcribed below, which refers to the atypical fluctuation concerning the securities of its issue.

“Given the latest fluctuations seen with the securities issued by this company, including the number of trades and the amount traded, as shown below, we hereby request that you present any fact of which you are aware of that could justify this by 9/9/2021.:

Shares ON
Price (R$ per share)
Date	Opening	High	Low	Average	Last	Fluc. %	No neg.	Quantity	Volume (R$)
8/25/2021	19.92	19.84	20.09	19.97	20.09	-0.29	10,143	3,325,000	66,409,626.00
8/26/2021	19.95	19.65	20.06	19.80	19.69	-1.99	10,824	5,165,500	102,289,828.00
8/27/2021	19.80	19.63	20.00	19.88	19.94	1.26	10,327	3,198,500	63,593,745.00
8/30/2021	19.76	19.68	19.94	19.79	19.77	-0.85	11,491	3,917,000	77,511,052.00
8/31/2021	19.77	19.75	20.19	19.96	19.94	0.85	15,873	9,636,100	192,358,742.00
9/1/2021	19.99	19.90	20.24	20.07	19.96	0.10	11,026	4,365,600	87,621,472.00
9/2/2021	19.80	19.13	19.84	19.43	19.19	-3.78	16,289	8,437,100	163,906,689.00
9/3/2021	19.32	18.90	19.34	19.10	19.19	0.00	18,029	10,418,800	199,021,751.00
9/6/2021	19.12	19.03	19.43	19.31	19.38	0.99	6,454	3,658,000	70,631,376.00
9/8/2021*	19.20	18.02	19.20	18.35	18.15	-6.34	30,659	13,308,700	244,219,503.00

Shares PN
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Fluc. %	No neg.	Quantity	Volume (R$)
8/25/2021	23.35	23.12	23.47	23.33	23.42	0.17	42,007	18,276,000	426,322,238.00
8/26/2021	23.35	22.96	23.46	23.12	22.97	-1.92	42,886	30,093,300	695,675,081.00
8/27/2021	23.10	22.87	23.32	23.18	23.27	1.30	29,237	20,679,000	479,244,262.00
8/30/2021	23.20	22.93	23.29	23.07	23.02	-1.07	37,695	20,740,900	478,485,375.00
8/31/2021	23.07	22.94	23.42	23.15	23.15	0.56	42,017	32,043,500	741,897,213.00
9/1/2021	23.28	23.08	23.50	23.25	23.11	-0.17	41,638	24,494,600	569,482,564.00
9/2/2021	23.00	22.17	23.03	22.50	22.28	-3.52	60,043	38,211,800	859,754,045.00
9/3/2021	22.46	21.89	22.46	22.09	22.17	-0.49	62,916	44,383,600	980,365,306.00
9/6/2021	22.01	21.98	22.49	22.33	22.40	1.03	28,149	15,489,600	345,936,277.00
9/8/2021*	22.03	20.95	22.07	21.41	21.11	-5.75	78,924	53,274,600	1,140,816,098.00

*Updated up to 5:10 pm.”

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Clarification:

In reference to Official Letter 1218/2021-SLS, the Bank hereby clarifies that it is not aware of any material fact or non-public information that could justify the aforementioned fluctuations.

Bradesco reiterates its commitment to keep its shareholders and the market as a whole, under the terms of the applicable regulations, apprised of any material act or fact related to Investor Relations.

The Bank remains at your disposal for any required clarifications.

Sincerely,

Cidade de Deus , Osasco ,SP, September 9, 2021

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Director of

Investor Relations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 9, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.